SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549
                           ________________

                             SCHEDULE 13D

              Under the Securities Exchange Act of 1934
                          (Amendment No. 2)*

                      ORBIT INTERNATIONAL CORP.
                           (Name of Issuer)

                    Common Stock, $0.10 par value
                    (Title of Class of Securities)

                             685559-10-6
                            (CUSIP Number)

                       Elliot H. Lutzker, Esq.
                       Snow Becker Krauss P.C.
           605 Third Avenue, New York, New York 10158-0125
                            (212) 687-3860
                (Name, Address and Telephone Number of
       Person Authorized to Receive Notices and Communications)

                             May 28, 2002
                    (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                          Page 1 of 5 Pages
CUSIP No. 685559-10-6


1) Name of Reporting Person - I.R.S. Identification Nos. of above person. Dennis Sunshine

2)   Check the Appropriate Box if a Member of a Group (See Instructions)
          (a) [   ]
          (b) [X]

3)   SEC Use Only


4)   Source of Funds (See Instructions)
     OO (Disposition of shares)

5) Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e).. [ ]

6)   Citizenship or Place of Organization
      U.S.A.

                                          7)          Sole Voting Power
                  163,841

NUMBER          8)   Shared Voting Power
OF SHARES        231,538
BENEFICIALLY
OWNED BY        9)   Sole Dispositive Power
EACH                         163,841
REPORTING
PERSON WITH     10)  Shared Dispositive Power
                     231,538

11)  Aggregate Amount Beneficially Owned by Each Reporting Person
     395,379

12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain
     Shares    (See Instructions)    [   ]

13)  Percent of Class Represented by Amount in Row (11)
     17.96%

14)  Type of Reporting Person (See Instructions)
     IN

Item 1.   Security and Issuer.

     This statement (this "Statement") relates to the common stock, par value $0.10 per share
("Common Stock") of Orbit International Corp., a Delaware corporation ("Orbit"). The principal executive offices of Orbit are located at 80 Cabot Court, Hauppauge, New York 11788.


Item 2.   Identity and Background.

     (a)  This Statement is being filed by Dennis Sunshine.

     (b) The business address of Dennis Sunshine is c/o Orbit International Corp., 80 Cabot
          Court, Hauppauge, New York 11788.

     (c) Dennis Sunshine is Chief Executive Officer, President and a director of Orbit. Orbit is engaged in the design, manufacture and sale of customized electronic components and subsystems, and the design and manufacture of distortion free commercial power units, power conversion devices and electronic devices for measurement and display. Its principal office is located at 80 Cabot Court, Hauppauge, New
York 11788.

     (d)-(e) Dennis Sunshine has not, during the last five years, been convicted in a criminal proceeding
(excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

     (f)  Dennis Sunshine is a citizen of the United States.


Item 3.   Source and Amount of Funds or Other Consideration.

     The event which requires the filing of the Statement is the sale of 28,000 shares of Common Stock by Dennis Sunshine in May 2002 pursuant to the Rule 10b5-1 Trading Plan, dated April 26, 2002 between
Dennis Sunshine and UBS PaineWebber Incorporated (the "Rule 10b5-1 Trading
Plan").


Item 4.   Purpose of Transaction.

     The 28,000 shares of Common Stock were sold by Dennis Sunshine pursuant to the Rule 10b5-1
Trading Plan.

     Except as otherwise described herein, Dennis Sunshine does not have any plans or proposals as of the date hereof which relate to or would result in any of the actions or events enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.




Item 5.   Interest in Securities of the Issuer.

     (a) At the date of this Statement, Dennis Sunshine beneficially owns 395,379 shares of
Common Stock of Orbit, which includes 230,538 shares held by Mr. Sunshine's wife and 1,000 shares held in her IRA and options to purchase 91,666 shares of Orbit's Common Stock. This represents approximately 17.96% of the 2,109,196 total number of issued and outstanding shares of Common Stock of Orbit as of April 19, 2002.

     (b) Dennis Sunshine has sole disposition and voting power with respect to 163,841 shares of Common Stock of Orbit and shares investment and voting power with his wife with respect to 231,538 shares of Common Stock of Orbit.

     (c) No transactions in the shares were effected by Dennis Sunshine during the past 60 days except as set forth in this statement on Schedule 13D.

     (d)  Not Applicable.

     (e)  Not Applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Except as otherwise described herein, there exists no contract, arrangement, understanding or relationship (legal or otherwise) between Dennis Sunshine and any other person or entity with respect to any securities of Orbit, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7.   Material to be Filed as Exhibits.

     None.

                              SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated: June 7, 2002



                                   ______________________________
                                        Dennis Sunshine





























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